Exhibit 99.2

TRILLION ENERGY PROVIDES OPERATIONAL UPDATE

November 27, 2023 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to provide an operational update for the SASB gas field. The Company is holding a workshop in Ankara, Turkey between December 4 and 8th the subject being boosting production from its existing six wells as well as the 2024 work program planning.

The Company has received a report from Frontier Project Solutions, a Calgary based engineering company founded in 1977, to assist in facilitating artificial lift solutions to curtail water loading issues. Frontier has over 50 years of hands-on experience with well pumps, how to install them and where to procure these items in a fast and timely manner. Initially 2 to 3 different artificial lift solutions will be implemented starting with the Akcakoca platform.

2024 Work Program Updates

The next phase of SASB development includes bringing on production from 5 additional wells next year bringing the total producing wells to 11, targeting gas reserves in existing wells on the three tripods.

Preliminary indications suggest that at least two of the future sidetrack wells would benefit from artificial lift and may not have to be re-drilled. Artificial lift would result in an 85% cost savings over redrilling representing a savings net to Company of about US$4 million per well. The other proposed sidetracks are also being evaluated for cost savings.

In addition to SASB, the Company receives about US $300,000 per month from the Cendere oil field.

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company has a 50% interest in 3 high impact oil exploration blocks in S.E. Turkiye. More information may be found on www.sedar.com, and our website.

Contact

Arthur Halleran 1-778-819-1585

e-mail: info@trillionenergy.com; ahalleran@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward- looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and updated January 31 2023.